UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong 518048, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: December 19, 2008	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1	Press Release

2	Amendments to the Articles of Association

3	2007 Share Incentive Plan (as amended and restated effective December 18, 2008)

4	2008 Share Incentive Plan

Exhibit 1

Noah Education Announces Results of Annual General Meeting of Shareholders

One-time US$0.56 Per Share Dividend Approved

SHENZHEN, China – December 19, 2008 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of supplementary education content in China, today announced the results of its 2008 annual general meeting of shareholders held on December 18, 2008 in Shenzhen.

Each of the proposals submitted for shareholder consent was approved by the requisite majority of shareholders. Specifically, the shareholders approved (1) ratification of Noah’s repurchase of its own shares; (2) declaration of cash dividends for the fiscal year ended June 30, 2008; (3) amendments to Noah’s Articles of Association; (4) amendments to Noah’s 2007 share incentive plan; (5) adoption of Noah’s 2008 Share Incentive Plan; and (6) the financial statements for the fiscal year ended June 30, 2008.

Following shareholders’ approval of the declaration of dividends, Noah’s board of directors have set December 31, 2008 as the record date for shareholders of ordinary shares entitled to receive the one-time cash dividend of US$0.56 per ordinary share, which Noah expects to pay on January 5, 2009. Holders of American Depositary Shares (ADSs), each representing one Noah ordinary share, are also entitled to the one-time cash dividend of US$0.56 per ADS for holders of record as of market close on December 30, 2008. The Bank of New York Mellon expects to pay out dividends to ADS holders on January 6, 2009.

About Noah

Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education content to China’s elementary and middle school students. Noah’s core offering includes the development and marketing of electronic learning products (ELPs), interactive educational courseware content, software, on- and offline delivery platforms and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for students throughout China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the growing student population. The interactive and comprehensive services Noah offers will enable students and teachers to engage in knowledge-sharing communities, all centered around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

For more information about Noah, please visit http://www.noahedu.com.cn.

Investor Contact: Wendy Li Noah Education Holdings Limited Tel: +86-755-8204-3194 Email: lixin@noahedu.com	Investor Relations (US): Jessica McCormick Taylor Rafferty Tel: +212-889-4350 Email: NoahEdu@taylor-rafferty.com

Investor Relations (HK): Eleanor Tang Taylor Rafferty Tel: +852 3196 3712 Email: NoahEdu@taylor-rafferty.com

Exhibit 2

Amendments to the Articles of Association of the Company1

The existing Articles of Association of the Company (as adopted by a special resolution passed on October 5, 2007) shall be amended by deleting the existing Articles 15 through to 18 in their entirety and substituting therefor the following new Articles:

“15.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors may, before the issue of the shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase shall be in accordance with the following Articles (this authorisation is in accordance with section 37(2) of the Companies Law or any modification or re-enactment thereof for the time being in force); and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

16.	Purchase of shares listed on a Designated Stock Exchange: the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time; at such price and on such other terms as determined and agreed by the Directors in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17A.	Purchase of shares not listed on a Designated Stock Exchange: the Company is authorized to purchase any shares not listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Directors on the Member from whom the shares are to be repurchased at least two business days prior to the date specified in the notice as being the repurchase date;

[1]	A copy of the existing Articles of Association of the Company was filed as Exhibit 3.2 to the registration statement on Form F-1 (Registration No. 333-146267), filed with the SEC on October 5, 2007. It is available in the SEC’s EDGAR database at http://www.sec.gov/Archives/edgar/data/1411825/000119312507214081/dex32.htm.

(b)	the price for the shares being repurchased shall be such price as agreed between the Directors and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Directors and the applicable Member in their sole discretion.

17B.	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the shares being purchased shall be bound to deliver up to the Company at the Registered Office or such other place as the Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”

Exhibit 3

NOAH EDUCATION HOLDINGS LTD.

2007 SHARE INCENTIVE PLAN

(as amended and restated effective December 18, 2008)

ARTICLE 1

PURPOSE

The purpose of this 2007 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Noah Education Holdings Ltd., a company formed under the laws of the Cayman Islands (the “Company”) by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2 “Award” means an Option, Restricted Share or Restricted Share Units award granted to a Participant pursuant to the Plan.

2.3 “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Change in Control” means a change in ownership or control of the Company after the Registration Date effected through either of the following transactions:

(a) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Incumbent Board (as defined below) who are not affiliates or associates of the offeror under Rule 12b-2 promulgated under the Exchange Act do not recommend such shareholders accept, or

(b) the individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty percent (50%) of the Board; provided that if the election, or nomination for election by the Company’s shareholders, of any new member of the Board is approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new member of the Board shall be considered as a member of the Incumbent Board.

2.6 “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.7 “Committee” means the committee of the Board described in Article 9.

2.8 “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.9 “Corporate Transaction” means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a) an amalgamation, arrangement or consolidation or scheme of arrangement in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(b) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c) the complete liquidation or dissolution of the Company;

(d) any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Common Shares of the Company outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.10 “Disability” means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.11 “Effective Date” shall have the meaning set forth in Section 10.1.

2.12 “Employee” means any person, including an officer or member of the Board of the Company, any Parent or Subsidiary of the Company, who is in the employ of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.13 “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.14 “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange and The Nasdaq Global Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such sale, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value, relevant.

2.15 “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.16 “Independent Director” means a member of the Board who is not an Employee of the Company.

2.17 “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor definition adopted by the Board.

2.18 “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.19 “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.20 “Participant” means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.21 “Parent” means a parent corporation under Section 424(e) of the Code.

2.22 “Plan” means this 2007 Share Incentive Award Plan, as it may be amended from time to time.

2.23 “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.24 “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.25 “Restricted Share Unit” means the right granted to a Participant pursuant to Article 6 to receive a Share at a future date.

2.26 “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.27 “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, Consultant or as a Director.

2.28 “Share” means Common Shares of the Company, and such other securities of the Company that may be substituted for Shares pursuant to Article 8.

2.29 “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

2.30 “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 10% of the Shares outstanding as of the Effective Date.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, in the discretion of the Committee, American Depository Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all members of the Board, as determined by the Committee.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1 General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 11.1. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Share Options. Incentive Share Options may be granted to Employees of the Company, a Parent or Subsidiary of the Company. Incentive Share Options may not be granted to Employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a) Expiration of Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii) Three months after the Participant’s termination of employment as an Employee; and

(iii) One year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c) Ten Percent Owners. An Incentive Share Option shall be granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e) Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f) Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES AND RESTRICTED SHARE UNITS

6.1 Grant of Restricted Shares. The Committee is authorized to make Awards of Restricted Shares and/or Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.

6.2 Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3 Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.4 Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5 Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Sections 7.4 and 7.5, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.

ARTICLE 7

PROVISIONS APPLICABLE TO AWARDS

7.1 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

7.2 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities.

7.3 Beneficiaries. Notwithstanding Section 7.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

7.4 Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Share pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Share. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

7.5 Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

7.6 Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 8

CHANGES IN CAPITAL STRUCTURE

8.1 Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, reorganization of the Company, including the Company becoming a subsidiary in a transaction not involving a Corporate Transaction, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the shares of Shares or the share price of a Share, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and substitutions of shares in a parent or surviving company); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. The form and manner of any such adjustments shall be determined by the Committee in its sole discretion.

8.2 Acceleration upon a Change of Control. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if a Change of Control occurs and a Participant’s Awards are not converted, assumed, or replaced by a successor, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change of Control, the Committee may in its sole discretion provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine, (ii) either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’ s rights, then such Award may be terminated by the Company without payment), (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) provide for payment of Awards in cash based on the value of Shares on the date of the Change of Control plus reasonable interest on the Award through the date such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

8.3 Outstanding Awards – Corporate Transactions. In the event of a Corporate Transaction, each Award will terminate upon the consummation of the Corporate Transaction, unless the Award is assumed by the successor entity or Parent thereof in connection with the Corporate Transaction. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction and:

(a) the Award either is (x) assumed by the successor entity or Parent thereof or replaced with a comparable Award (as determined by the Committee) with respect to shares of the capital stock of the successor entity or Parent thereof or (y) replaced with a cash incentive program of the successor entity which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such Award, then such Award (if assumed), the replacement Award (if replaced), or the cash incentive program automatically shall become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Options) and repurchase or forfeiture rights, immediately upon termination of the Participant’s employment or service with all Service Recipient within twelve (12) months of the Corporate Transaction without cause; and

(b) For each Award that is neither assumed nor replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction, provided that the Participant remains an Employee, Consultant or Director on the effective date of the Corporate Transaction.

8.4 Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 8, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

8.5 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 9

ADMINISTRATION

9.1 Committee. The Plan shall be administered by the Compensation Committee of the Board; provided, however that the Compensation Committee may delegate to a committee of one or more members of the Board the authority to grant or amend Awards to Participants other than Independent Directors and executive officers of the Company. The Committee shall consist of at least two individuals, each of whom qualifies as a Non-Employee Director. Reference to the Committee shall refer to the Board if the Compensation Committee has not been established or ceases to exist and the Board does not appoint a successor Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office shall conduct the general administration of the Plan if required by Applicable Law, and with respect to Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

9.2 Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

9.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

9.4 Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 10

EFFECTIVE AND EXPIRATION DATE

10.1 Effective Date. The Plan is effective as of the date the Plan is approved by the Company’s shareholders (the “Effective Date”). The Plan will be deemed to be approved by the shareholders if it receives the affirmative vote of the holders of a majority of the share capital of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s Memorandum of Association and Articles of Association.

10.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 11

AMENDMENT, MODIFICATION, AND TERMINATION

11.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws, or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 8), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements.

11.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.15, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 12

GENERAL PROVISIONS

12.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

12.2 No Shareholders Rights. No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3 Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

12.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of any Service Recipient.

12.5 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

12.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.10 Fractional Shares. No fractional shares of Share shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

12.11 Government and Other Regulations. The obligation of the Company to make payment of awards in Share or otherwise shall be subject to all Applicable Laws and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

12.12 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

12.13 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines is necessary or appropriate to (a) exempt the Award from Section 409A of the Code and /or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

12.14 Appendices. The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with applicable laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitations contained in Section 3.1 of the Plan.

12.15 Languages. The Plan is prepared and executed in the English and Chinese languages. In the event of any discrepancy between the two versions, the English language shall prevail.

*  *  *  *   *

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of Noah Education Holdings Ltd. on June 21, 2007.

*  *  *  *  *

I hereby certify that the foregoing Plan was ratified by the shareholders of Noah Education Holdings Ltd. on July 6, 2007 to be effective as of June 30, 2007.

/s/ Ruchun Zhang
Corporate Secretary

Exhibit 4

NOAH EDUCATION HOLDINGS LTD.

2008 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of this 2008 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Noah Education Holdings Ltd., a company formed under the laws of the Cayman Islands (the “Company”) by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2 “Award” means an Option, Restricted Share or Restricted Share Units award granted to a Participant pursuant to the Plan.

2.3 “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Change in Control” means a change in ownership or control of the Company after the Effective Date effected through either of the following transactions:

(a) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Incumbent Board (as defined below) who are not affiliates or associates of the offeror under Rule 12b-2 promulgated under the Exchange Act do not recommend such shareholders accept, or

(b) the individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty percent (50%) of the Board; provided that if the election, or nomination for election by the Company’s shareholders, of any new member of the Board is approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new member of the Board shall be considered as a member of the Incumbent Board.

2.6 “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.7 “Committee” means the committee of the Board described in Article 9.

2.8 “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.9 “Corporate Transaction” means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a) an amalgamation, arrangement or consolidation or scheme of arrangement in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(b) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c) the complete liquidation or dissolution of the Company;

(d) any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Common Shares of the Company outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held

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such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.10 “Disability” means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.11 “Effective Date” shall have the meaning set forth in Section 10.1.

2.12 “Employee” means any person, including an officer or member of the Board of the Company or any Parent or Subsidiary of the Company, who is in the employ of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.13 “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.14 “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange and The Nasdaq Global Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such

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securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such sale, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value, relevant.

2.15 “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.16 “Independent Director” means a member of the Board who is not an Employee of the Company.

2.17 “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor definition adopted by the Board.

2.18 “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.19 “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.20 “Option Exchange Program” means a program whereby outstanding Options are exchanged for Options with a lower exercise price.

2.21 “Participant” means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.22 “Parent” means a parent corporation under Section 424(e) of the Code.

2.23 “Plan” means this 2008 Share Incentive Plan, as it may be amended from time to time.

2.24 “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

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2.25 “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.26 “Restricted Share Unit” means the right granted to a Participant pursuant to Article 6 to receive a Share at a future date.

2.27 “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.28 “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, Consultant or as a Director.

2.29 “Share” means Common Shares of the Company, and such other securities of the Company that may be substituted for Shares pursuant to Article 8.

2.30 “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

2.31 “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 5% of the Shares outstanding as of the Effective Date.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

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3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, in the discretion of the Committee, American Depository Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all members of the Board, as determined by the Committee.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1 General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of

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grant. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 11.1. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Share Options. Incentive Share Options may be granted to Employees of the Company, a Parent or a Subsidiary of the Company. Incentive Share Options may not be granted to Employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a) Expiration of Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

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(ii) Three months after the Participant’s termination of employment as an Employee; and

(iii) One year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c) Ten Percent Owners. An Incentive Share Option shall be granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e) Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f) Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES AND RESTRICTED SHARE UNITS

6.1 Grant of Restricted Shares. The Committee is authorized to make Awards of Restricted Shares and/or Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.

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6.2 Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3 Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.4 Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5 Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Sections 7.4 and 7.5, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.

ARTICLE 7

PROVISIONS APPLICABLE TO AWARDS

7.1 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

7.2 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by

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express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities.

7.3 Beneficiaries. Notwithstanding Section 7.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

7.4 Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Share pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Share. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

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7.5 Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

7.6 Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 8

CHANGES IN CAPITAL STRUCTURE

8.1 Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, reorganization of the Company, including the Company becoming a subsidiary in a transaction not involving a Corporate Transaction, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the shares of Shares or the share price of a Share, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and substitutions of shares in a parent or surviving company); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. The form and manner of any such adjustments shall be determined by the Committee in its sole discretion.

8.2 Acceleration upon a Change of Control. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if a Change of Control occurs and a Participant’s Awards are not converted, assumed, or replaced by a successor, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change of Control, the Committee may in its sole discretion provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine, (ii) either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’ s rights, then such Award may be terminated by the Company without payment), (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv)

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payment of Awards in cash based on the value of Shares on the date of the Change of Control plus reasonable interest on the Award through the date such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

8.3 Outstanding Awards – Corporate Transactions. Except as otherwise specified in Section 8.2, in the event of a Corporate Transaction, each Award will terminate upon the consummation of the Corporate Transaction, unless the Award is assumed by the successor entity or Parent thereof in connection with the Corporate Transaction. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction and:

(a) If the Award either is (x) assumed by the successor entity or Parent thereof or replaced with a comparable Award (as determined by the Committee) with respect to shares of the capital stock of the successor entity or Parent thereof or (y) replaced with a cash incentive program of the successor entity which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such Award, then such Award (if assumed), the replacement Award (if replaced), or the cash incentive program automatically shall become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Options) and repurchase or forfeiture rights, immediately upon termination of the Participant’s employment or service with all Service Recipients within twelve (12) months of the Corporate Transaction without cause; and

(b) For each Award that is neither assumed nor replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction, provided that the Participant remains an Employee, Consultant or Director on the effective date of the Corporate Transaction.

8.4 Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 8, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

8.5 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

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ARTICLE 9

ADMINISTRATION

9.1 Committee. The Plan shall be administered by the Compensation Committee of the Board; provided, however that the Compensation Committee may delegate to a committee of one or more members of the Board the authority to grant or amend Awards to Participants other than Independent Directors and executive officers of the Company. The Committee shall consist of at least two individuals, each of whom qualifies as a Non-Employee Director. Reference to the Committee shall refer to the Board if the Compensation Committee has not been established or ceases to exist and the Board does not appoint a successor Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office shall conduct the general administration of the Plan if required by Applicable Law, and with respect to Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

9.2 Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

9.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

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(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j) Adjust the exercise price per Share subject to an Option;

(k) Initiate an Option Exchange Program; and

(l) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

9.4 Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 10

EFFECTIVE AND EXPIRATION DATE

10.1 Effective Date. The Plan is effective as of the date the Plan is approved by the Company’s shareholders (the “Effective Date”). The Plan will be deemed to be approved by the shareholders if it receives the affirmative vote of the holders of a majority of the share capital of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s Memorandum of Association and Articles of Association.

10.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 11

AMENDMENT, MODIFICATION, AND TERMINATION

11.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws, or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 8), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements.

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11.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.15, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 12

GENERAL PROVISIONS

12.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

12.2 No Shareholders Rights. No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3 Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

12.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of any Service Recipient.

12.5 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

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12.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

12.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.10 Fractional Shares. No fractional shares of Share shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

12.11 Government and Other Regulations. The obligation of the Company to make payment of awards in Share or otherwise shall be subject to all Applicable Laws and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

12.12 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

12.13 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions

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required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines is necessary or appropriate to (a) exempt the Award from Section 409A of the Code and /or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

12.14 Appendices. The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with applicable laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitations contained in Section 3.1 of the Plan.

12.15 Languages. The Plan is prepared and executed in the English and Chinese languages. In the event of any discrepancy between the two versions, the English language shall prevail.

* * * * *

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of Noah Education Holdings Ltd. on November 11, 2008.

* * * * *

I hereby certify that the foregoing Plan was approved and adopted by the shareholders of Noah Education Holdings Ltd. on December 18, 2008 effective immediately.

By:	/s/ Ruchun Zhang
Title:	Corporate Secretary
Name:	Ruchun Zhang

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